Filed by Star Gas Partners, L.P. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Gas Partners, L.P.

Subject Company’s Exchange Act File No.: 001-14129

[STAR GAS LOGO]

News Announcement

CONTACT:
Star Gas Partners	Robert Rinderman, Steven Hecht
Investor Relations	Jaffoni & Collins Incorporated
203/328-7310	212/835-8500 or SGU@jcir.com

FOR IMMEDIATE RELEASE

STAR GAS PARTNERS ANNOUNCES PROPOSED

STRATEGIC RECAPITALIZATION, AGREEMENT WITH SENIOR NOTEHOLDERS

STAMFORD, CT (December 5, 2005) – Star Gas Partners, L.P. (the “Partnership” or “Star”) (NYSE: SGU, SGH), a home energy distributor and services provider specializing in heating oil, today announced that the board of directors of its general partner, Star Gas LLC, has approved a strategic recapitalization of the Partnership that, if approved by unitholders and completed, would result in a reduction in the outstanding amount of Star’s 10.25% Senior Notes of between approximately $87 and $100 million.

The recapitalization includes a commitment by Kestrel Energy Partners, LLC (“Kestrel”) and its affiliates to purchase $15 million of new equity capital and provide a standby commitment in a $35 million rights offering to Star’s common unitholders, at a price of $2.00 per common unit. Star will utilize the $50 million in new equity financing, together with additional funds from operations, to repurchase at least $60 million in face amount of its senior notes and, at the Partnership’s option, up to approximately $73.1 million of senior notes. In addition, certain noteholders have agreed to convert approximately $26.9 million in face amount of such notes into common units at a conversion price of $2.00 per unit.

Star has entered into agreements with the holders of approximately 94% in principal amount of its senior notes which provide that: the noteholders commit to, and will, tender their senior notes at par (i) for a pro rata portion of $60 million or, at the Partnership’s option, up to approximately $73.1 million in cash, (ii) in exchange for approximately 13,434,000 new common units at a conversion price of $2.00 per unit (which new units would be acquired by exchanging approximately $26.9 million senior notes) and, (iii) in exchange for new notes representing the remaining face amount of the tendered notes. The closing of the tender offer is conditioned upon the closing of the transactions under the Kestrel unit purchase agreement.

Subject to and until the transaction closing, the noteholders have agreed not to accelerate indebtedness due under the senior notes or initiate any litigation or proceeding with respect to the senior notes. The noteholders have further agreed to: waive any default under the indenture; not to tender the senior notes in the change of control offer which will be required to be made following the closing of the transactions under the unit purchase agreement with Kestrel; and to consent to certain amendments to the existing indenture. The agreement with the noteholders further provides for the termination of its provisions in the event that the Kestrel unit purchase agreement is no longer in effect. The understandings and